Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

SBC Labs + AT&T Labs = R&D dream team

May 13, 2005

For more than a decade, SBC Labs has been at the forefront of some of the most important research taking place in telecommunications — research that helped us launch the nation’s leading DSL product, for example, and the innovations that are making Project Lightspeed possible.

More merger news, updates

And when the AT&T merger is complete, SBC Labs will become even stronger because it will join with AT&T Labs to create a research “dream team.”

AT&T Labs is one of several companies that can trace its roots back to Bell Labs, the research powerhouse that gave the world the transistor, the communications satellite, the Unix operating system and many other legendary inventions.

The first transistor, for example, was nothing more than a paper clip, two slivers of gold foil, a crystal plate and a slab of the element germanium. But it sparked a revolution and led to the expansion and creation of many huge companies - including IBM, Texas Instruments and a business originally named Tokyo Tsushin Kogyo but now known to most of us simply as Sony.

Combining AT&T Labs with the impressive talents at SBC Labs will give us a world of new ways to improve service and increase the pace of innovation. Some possibilities include:

•                  As machines grow more intelligent, AT&T Labs is working to make our interactions with them as easy and natural as possible — by voice commands, for example, rather than by typing elaborate instructions or using arcane programming languages. These capabilities complement projects, now under way at SBC Labs, that use speech recognition and human factors engineering to streamline SBC’s Call Center operations.

•                  Technologies developed by AT&T Labs to combat fraud, identity theft and hacker attacks on large business could be extended to small business and even consumers. Moving these technologies down-market to smaller customers will benefit people who use the Internet as a critical part of their businesses. This is more likely to happen once AT&T Labs is part of SBC because of our strong presence in small business and consumer markets and the greater financial resources of the combined company.

•                  AT&T Labs is working hard to upgrade information systems and software that allow businesses to operate efficiently and smoothly. Real-time access to data, for example can mean major cost reductions, revenue growth and a big competitive advantage — and AT&T Labs is striving to create cutting-edge technology in these areas.

•                  Internet and network systems convergence — As SBC Labs moves to the next generation IP access network with Project Lightspeed, AT&T Labs is finding ways to enhance the functionality, automation, reliability and performance of long-haul IP national network.

•                  AT&T Labs applies for nearly two new patents every business day, and its researchers have more than 5,600 patents in hand or pending. Roughly 80 percent of these innovations come from direct research — new technology based on input from customers and directly aimed at meeting the needs of business customers. AT&T Labs research will complement the product development and testing role performed by SBC Labs.

•                  AT&T Labs is working to move AT&T’s communications capabilities onto one uniform national network supported by a single set of integrated systems. SBC sees a need to reach the same goal, and once the merger is complete, will combine the technological approaches being done at AT&T and SBC Labs today.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations web site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.